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                                                                    EXHIBIT 99.1



                                                                   PRESS RELEASE

                                 HOLLINGER INC.

                           2002 FIRST QUARTER RESULTS

     TORONTO, May 30, 2002 - Hollinger Inc., (TSX: HLG.C) today announced its CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2002 with comparison to the three months ended March 31, 2001.


                                                                                    PER RETRACTABLE COMMON SHARE
                                          THREE MONTHS ENDED MARCH 31                THREE MONTHS ENDED MARCH 31
                                       ----------------------------------        -----------------------------------
                                           2002                 2001                2002                  2001
                                          -----                -----               ------                ------
                                         (MILLIONS OF CDN. DOLLARS)                       (CDN. DOLLARS)
Total revenue                             418.7                547.7                  n/a                   n/a
EBITDA                                     49.8                 48.9                  n/a                   n/a
Net earnings (loss)                        (2.8)                 8.6               $(0.09)                $0.24

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                                 HOLLINGER INC.
                       CONSOLIDATED STATEMENT OF EARNINGS
                                    ($000'S)

                                                                                     THREE MONTHS ENDED MARCH 31
                                                                                 ------------------------------------
                                                                                   2002                        2001
                                                                                 ----------                  ---------
REVENUE
      Sales                                                                      $  409,054                  $ 510,814
      Investment and other income                                                     9,646                     36,910
                                                                                 ----------                  ---------
                                                                                    418,700                    547,724
                                                                                 ----------                  ---------
EXPENSES
      Cost of sales and expenses                                                    359,283                    461,900
      Depreciation and amortization                                                  20,468                     36,946
      Interest expense                                                               35,618                     44,624
                                                                                 ----------                  ---------
                                                                                    415,369                    543,470
                                                                                 ----------                  ---------

NET LOSS IN EQUITY ACCOUNTED COMPANIES                                                 (163)                    (4,265)
                                                                                 ----------                  ---------

NET FOREIGN CURRENCY LOSSES                                                          (1,629)                    (4,872)
                                                                                 ----------                  ---------

EARNINGS (LOSS)  BEFORE THE UNDERNOTED                                                1,539                     (4,883)
      Unusual items                                                                 (56,695)                    69,988
      Income taxes                                                                   33,577                    (20,701)
      Minority interest                                                              18,776                    (35,802)
                                                                                 ----------                  ---------
NET EARNINGS (LOSS)                                                              $   (2,803)                 $   8,602
                                                                                 ==========                  =========
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                                    - more -


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The net loss in the first quarter of 2002 amounted to $2.8 million or a loss of
$0.09 per retractable common share compared with net earnings of $8.6 million or earnings of $0.24 per retractable common share in 2001.

Sales revenue and operating income (sales revenue less cost of sales and expenses and depreciation and amortization) for the first quarter of 2002 were $409.1 million and $29.3 million compared with $510.8 million and $12.0 million in 2001. The reduction in sales revenue primarily results from the sales of Canadian properties in 2001 but is also due to lower sales revenue at both the U.K. Newspaper Group and Chicago Group. The improvement in year over year operating income results from improved operating results at Chicago Group, the 2001 sale of the National Post, which incurred significant operating losses in the first quarter of 2001 and the adoption on January 1, 2002 of The Canadian
Institute of Chartered Accountants Handbook Section 3062 "Goodwill and Other
Intangible Assets" which resulted in goodwill not being amortized subsequent to January 1, 2002. In first quarter 2001, amortization of goodwill, intangibles and circulation which is not being amortized in 2002, approximated $16.2 million. These amounts were offset by lower operating results at the U.K.
Newspaper Group and the sale in 2001 of Canadian newspapers which contributed operating income in 2001. EBITDA for the first quarter of 2002 was $49.8 million compared with $48.9 million in 2001, an increase of $0.9 million.

INTEREST expense for the first quarter of 2002 was $35.6 million compared with $44.6 million in 2001, a reduction of $9.0 million. This reduction mainly results from lower debt levels in 2002 compared with 2001 due to a $142.0 million reduction of the Company's Bank Credit Facility in mid 2001 and an additional $38.5 million repayment in January 2002.

Investment and other income in the first quarter 2002 amounted to $9.6 million compared with $36.9 million in 2001, a decrease of $27.3 million. Investment and other income in the first quarter 2001 included interest on debentures issued by a subsidiary of CanWest Global Communications Corp. ("CanWest") and a dividend on CanWest shares. In the latter part of 2001, all of the shares were sold and participation interests were sold in respect of nearly all of the debentures, resulting in significantly lower interest and dividend income in 2002. Most of the proceeds from the disposal of the CanWest investments were retained as short-term investments at low rates of interest until the end of the first quarter 2002 when a portion of Hollinger International's long-term debt was retired. This will result in lower interest expense in the future but this benefit is not reflected in the first quarter 2002.

Unusual items in the first quarter 2002 amounted to a loss of $56.7 million compared with a gain of $70.0 million in 2000. Unusual items in 2002 included the cost of retiring a portion of Hollinger International's long-term debt including the premium paid for early retirement and the write-off of the unamortized deferred financing costs related to the retired debt, a gain on the dilution of the investment in Hollinger International resulting from the January
2002 sale of 2 million Hollinger International Class A common shares, net gains on sales of assets and foreign exchange losses relating mainly to the substantial liquidation of Hollinger International's investment in the Canadian
Newspaper Group. Unusual items in 2001 included gains and losses on sales of certain Canadian properties and a gain on the dilution of the investment in Hollinger International offset in part by a write-off of an Internet investment and duplicative start-up costs related to the new printing facility in Chicago.


                                     -more-

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                            SHARE CAPITAL INFORMATION

 AS AT MARCH 31, 2002, THE ISSUED SHARES AND OPTIONS TO PURCHASE RETRACTABLE
COMMON SHARES OF THE COMPANY WERE AS FOLLOWS:

   Preference Shares              Retractable Common Shares             Options
   5,355,979 Series II            32,068,889                            921,000
   10,147,225 Series III

Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

More detailed information about the operations of Hollinger International Inc., and its divisions and subsidiaries may be found in their press release dated May
16, 2002.


For more information please call:



J. A. Boultbee
Executive Vice-President
  and CFO
Hollinger Inc.
(416) 363-8721